

Icahn Enterprises L.P.

Investor Presentation

November 2010

Safe Harbor Statement

Forward-Looking Statements and Non-GAAP Financial Measures

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements we make in this presentation, including statements regarding our future performance and plans for our businesses and potential acquisitions. These forward- looking statements involve risks and uncertainties that are discussed in our filings with the Securities and Exchange Commission, including economic, competitive, legal and other factors. Accordingly, there is no assurance that our expectations will be realized. We assume no obligation to update or revise any forward-looking statements should circumstances change, except as otherwise required by law. This presentation also includes certain non-GAAP financial measures.

Table of Contents

Executive Summary

Executive Summary

($Millions)

- Icahn Enterprises L.P. ("IEP" or the "Company") is a diversified holding company, with global businesses in Investment Management, Automotives, Railcar, Food Packaging, Metals, Real Estate and Home Fashion

  - Total market capitalization of approximately $3.1 billion [1]

- The proposed financing transaction will provide IEP with increased liquidity for general corporate purposes

Sources of Funds			Uses of Funds		
New Senior Notes	$	500	Cash to Icahn Enterprises Balance Sheet	$	500
Total Sources of Funds	**$**	**500**	**Total Uses of Funds**	**$**	**500**

(1) Based on closing stock price of $36.70 / share on 9/30/10.

Summary of Terms

Issuer.....................................	Icahn Enterprises, L.P. ("IEP" or the "Company").
Issue	Tack-on to Existing Senior Notes (the "Notes").
Gross Proceeds.....................	$500 million.
Maturity	2016 (6-years, the "2016 Notes") and 2018 (8-years, the "2018 Notes"). [1]
Guarantors............................	The Notes will be unconditionally guaranteed on a senior unsecured basis by Icahn Enterprises Holdings L.P.
Ranking	The Notes will rank senior in right of payment to all existing subordinated indebtedness and equal in right of payment with all other existing and future senior indebtedness. The Notes will be effectively subordinated to all indebtedness and liabilities, including trade payables, of all subsidiaries other than Icahn Enterprise Holdings.
Optional Redemption	■ 2016 Notes: 3-year non-call.
	■ 2018 Notes: 4-year non-call.
	■ 3-year equity clawback.
Mandatory Redemption.........	None.
Covenants	Same as existing senior notes.
Use of Proceeds	General corporate purposes.
Distribution	144A private placement with registration rights.
Timing....................................	Pricing: November 8, 2010.

(1) Split to be determined.

As Adjusted Capitalization and Credit Statistics

| | September 30, 2010 | |
	Actual	As Adjusted[1]
	($Millions)	
Liquid Assets:		
HoldCo Cash & Cash Equivalents [2]	$ 792	$ 1,292
HoldCo Investment in Private Funds	2,482	2,482
HoldCo Liquid Assets	**3,274**	**3,774**
Subsidiaries Cash & Cash Equivalents [3]	1,580	1,580
Total Liquid Assets	**$ 4,854**	**$ 5,354**
HoldCo Debt:		
8% Senior Unsecured Notes due 2018	1,142	1,432
7.75% Senior Unsecured Notes due 2016	845	1,055
Senior Unsecured Variable Rate Convertible Notes due 2013	556	556
Mortgages Payable due 2010 - 2028 [4]	71	71
HoldCo Debt	**$ 2,614**	**$ 3,114**
Subsidiary Debt [4]	3,352	3,352
Total Consolidated Debt (a)	**$ 5,966**	**$ 6,466**
Minority Interest (b)	$ 4,604	$ 4,604
Shareholders' Book Equity (c)	3,149	3,149
Total Book Capitalization (a) + (b) + (c)	**$ 13,719**	**$ 14,219**
Stockholders' Market Equity [5] (d)	3,110	3,110
Total Market Capitalization (a) + (b) + (d)	**$ 13,680**	**$ 14,180**
HoldCo Asset Value [6]	**$ 6,226**	**$ 6,726**
Credit Ratios:		
HoldCo Asset Value / HoldCo Debt	2.4x	2.2x
HoldCo Asset Value (Net of Cash) / HoldCo Net Debt	**3.0x**	**3.0x**
HoldCo Liquid Assets / HoldCo Debt	1.3x	1.2x

$6.0 billion of liquidity and $20 billion of total assets

Strong asset to net debt coverage of 3.0x

(1) All balances are adjusted for issuance of new tack-on Senior Notes and assume pro rata split of new Notes.

(2) Includes liquid investments (excluding Investment Management) of $108 million for September 30, 2010.

(3) Includes liquid investments of $3 million for September 30, 2010.

(4) Debt is non-recourse to Icahn Enterprises.

(5) Based on closing stock price of $36.70 for September 30, 2010. The number of units outstanding used for September 30, 2010 was 84,728,419.

(6) HoldCo Asset Value defined as market value of public subsidiaries, market value of Investment in Private Funds, net tangible book value of private subsidiaries, Holding Co. cash and cash equivalents and IEP liquid investments (excluding Investment Management).

The Company

Company Presenters

Dan Ninivaggi
President

- Joined Icahn Enterprises L.P. as President in April 2010
- Previously Executive Vice President of Lear Corporation
- Partner at the law firm of Winston & Strawn LLP, specializing in M&A/Corporate Finance
- Serves as a director of CIT Group Inc.

Dominick Ragone
Chief Financial Officer

- Joined Icahn Enterprises L.P. as Chief Financial Officer in July 2008
- Previously Assistant Controller for Bear Stearns from 2007 – 2008
- Also held positions as a Managing Director for Morgan Stanley from 2004 to 2007, and as Partner for PricewaterhouseCoopers LLP from 1988 to 2004
- Served as a Professional Accounting Fellow with the SEC's Office of the Chief Accountant from 1999 to 2001

Stephen Mongillo
Managing Director
of Icahn Capital

- Joined Icahn Capital LP as Managing Director in 2008
- Senior Managing Director in Leverage Finance/Debt Capital Markets at Bear Stearns for 10 years
- 23 years of financial experience in various leadership positions

Key Considerations

Significant Asset Value		■ Total assets "as adjusted" of ~$20 billion distributed across 7 operating subsidiaries ■ Market value/Net worth of equity in operating subsidiaries of ~$6.7 billion "as adjusted" – ~$3.8 billion in "market-valued" assets, consisting of Federal-Mogul and American Railcar public equity and IEP liquid interest in private funds
Strong Liquidity Position		■ Total liquid assets "as adjusted" of $5.4 billion, of which $1.3 billion represents cash and liquid investments at Holding Co level – IEP interest in private funds of $2.5 billion ■ Subsidiary cash of $1.6 billion with incremental $607 million in revolving facilities availability
Extensive Track Record of Enhancing Value		■ History of successfully acquiring undervalued assets and improving and enhancing their operations and financial results ■ Portfolio companies have generally experienced significant growth in cash flow and value enhancement after acquisition
Proven Investment Team		■ Led by Carl C. Icahn, IEP is managed by well-seasoned financial and operational executives ■ Significant investment returns over extended period of time ■ Mature organization with significant controls in place

Significant Investment Realization		■ Investment record based on long-term investment horizon and prudent exit strategies
		  – ACEP acquired through debt position & sold to financial buyer for $1.2 billion in 2008
		    ● 10+ year investment period generated 300+% ROI
		  – NEG merged with TransTexas Gas and Panaco to consolidate businesses and sold to strategic buyer for after-tax gain of $600 million in 2006
		    ● 10+ year investment period generated 300+% ROI

Diversified Operating Subsidiaries		■ Diverse set of operating subsidiaries with substantial asset base ■ YTD 2010 revenues of $6.6 billion and consolidated Adjusted EBITDA of $1.2 billion – IEP Adjusted EBITDA of $688 million and non-controlling interests Adjusted EBITDA of $496 million, respectively ■ Subsidiaries continue to build equity value as macroeconomic conditions improve

Business Portfolio at a Glance

	Investment Management	Automotive	Metals	Real Estate	Home Fashion	Railcar	Food Packaging
Asset Overview	■ Partnership interests in Onshore and Offshore Funds ■ Owns the investment manager	■ Owns 75.7% public equity of Federal-Mogul	■ Owns 100% of PSC Metals	■ Rental real estate, property development and resort activities	■ Owns $200 million preferred stock and 67.7% of common stock of WestPoint International	■ Owns 54.3% public equity of American Railcar	■ Owns 71.4% of Viskase equity
Products / Services	■ Investment advisory services	■ Manufactures vehicle and industrial products – Powertrain energy – Powertrain sealing and bearings – Vehicle safety and protection – Aftermarket	■ Industrial and obsolete scrap metal processor ■ Sells ferrous and non-ferrous metals to electric-arc furnace mills, integrated steel mills, foundries, secondary smelters and metals brokers	■ Single family and multifamily homes, lots in planned communities and raw land	■ Manufactures sheets, pillowcases, comforters, blankets, bedspreads, pillows, mattress pads, and towels	■ Manufactures railcars, custom designed railcar parts and other industrial products, primarily aluminum and special alloy steel castings	■ Producer of non-edible cellulosic and plastic casings and specialty plastic bags used to prepare and package processed meat products
FY 09 Revenue[1]	$1.6 billion	$5.4 billion	$384.0 million	$96.0 million	$382.0 million	$444.0 million	$296.0 million
FY 09 Adj. EBITDA[1]	$1.5 billion	$509.0 million	$(23.0) million	$49.0 million	$(20.0) million	$66.0 million	$55.0 million
Q3 YTD 2010 Revenue	$688.0 million	$4.6 billion	$550.0 million	$69.0 million	$308.0 million	$175.0 million	$240.0 million
Q3 YTD 2010 Adj. EBITDA	$624.0 million	$505.0 million	$20.0 million	$29.0 million	$(20.0) million	$3.0 million	$40.0 million
							

The Company's diversification across multiple industries and geographies provides a natural hedge against cyclical and general economic swings

(1) Represents consolidated revenues and Adjusted EBITDA for each subsidiary.

Summary Corporate Organizational Chart


Icahn Enterprises G.P. Inc.
Icahn Enterprises L.P. (NYSE: IEP)
Market capitalization of approximately $3.1 billion
1%
1%
99% LP Interest
Icahn Enterprises Holdings L.P.
67.7%
100%
100%
75.7%
100%
54.3%
71.4%
WestPoint International LLC
PSC Metals Inc.
Icahn Capital LP
Federal-Mogul Corporation
AREP Real Estate Holdings, LLC
American Railcar Industries
Viskase Companies Inc.

Note: Excludes intermediary and pass through entities.

Financial Performance by Segment

Investment Management
($Millions)

Summary Operating Data:

| | Fiscal Year Ended December 31, | | | Nine Months Ended | |
	2007	2008	2009	9/30/2009	9/30/2010
IEP Interests:					
Revenues:					
Management Fees	$ 128	$ -	$ -	$ -	$ -
Special Profits Interest Allocation	71	-	154	144	34
Incentive allocations	-	-	-	-	3
Net Gain (Loss) from Investment Actvt	22	(303)	352	344	238
	221	(303)	506	488	275
Expenses	51	32	37	27	16
Net income (loss) attribuatable to IEP before income taxes	170	(335)	469	461	259

Assets Under Management:

| | Fiscal Year Ended December 31, | | | Nine Months Ended | |
	2007	2008	2009	9/30/2009	9/30/2010
AUM Balance, Beginning of Period	$ 4,020	$ 7,511	$ 4,368	$ 4,368	$ 5,805
Net Inflows (Outflows)	3,005	(274)	(77)	(247)	152
Appreciation (Depreciation)	486	(2,869)	1,514	1,532	651
AUM Balance, End of Period	$ 7,511	$ 4,368	$ 5,805	$ 5,653	$ 6,608
Fee-Paying AUM	$ 5,050	$ 2,374	$ 2,152	$ 2,495	$ 1,852

Current Exposures:[1]

| | Type of Security | |
	Equity	Credit
Long Position	89%	27%
Short Position	-27%	-6%
Net Position	**62%**	**21%**

- Total AUM valued at ~$6.6 billion as of September 30, 2010, of which approximately $1.9 billion are fee-paying assets.

- In the third quarter the gross return was 13.9%.

- For the nine months ending 2010 our gross return was 11.2% compared to 3.9% for the S&P 500 total return.

- Special profits interest allocation revenue based on average of 2.25% of fee-paying assets.

- Incentive fees range from 15% to 25% per annum.
  - IEP will need to earn a return of approximately 23% in 2010 (including SPIA) to surpass its high watermark (for a typical investor who has invested at January 1, 2008).

- Net equity position increased to 62% from 16% at year-end.

(1) As of 09/30/10

12

Automotive

Segment Overview

Strong liquidity position – $1.6 billion, consisting of $1.1 billion cash and $538 million undrawn revolver

- In 2008, Icahn Enterprises Holdings acquired a majority interest in Federal-Mogul
  - Purchased 50.8 million shares of Federal-Mogul Stock for an aggregate purchase price of $862.8 million in cash, or $17.00 per share
  - Acquired 24.5 million additional shares in December 2008 by issuing depositary shares
- Federal-Mogul sales are well balanced between OEM and aftermarket, as well as domestic and international markets
  - Customers include the world's largest light and commercial vehicle OEMs and major distributors and retailers in the independent aftermarket
- With 104 manufacturing and 21 distribution sites worldwide in 33 countries, Federal-Mogul is a global leader in manufacturing and distribution of parts, components and systems to customers in transportation markets





Financial Performance by Segment

Automotive
($Millions)

Summary Operating Data:

| | Fiscal Year Ended December 31, [1] | | | Nine Months Ended | |
	2007	2008	2009	9/30/2009	9/30/2010
Total Revenues	$ -	$ 5,727	$ 5,397	$ 3,976	$ 4,644
% Growth	*NA*	*NA*	*-6%*	*NA*	*17%*
Consolidated Adjusted EBITDA:					
IEP Adjusted EBITDA		$ 478	$ 376	$ 256	$ 379
Non-Controlling Interests Adj. EBITDA		157	133	92	126
Consolidated Adjusted EBITDA:		$ 635	$ 509	$ 348	$ 505
% Margin		**10%**	**9%**	**9%**	**11%**
Capital Expenditures		$ 276	$ 175	$ 146	$ 166
Free Cash Flow [2]		$ 359	$ 334	$ 202	$ 339
% Margin		*6%*	*6%*	*5%*	*7%*

Capitalization:

	9/30/2010 Balance	Rate
Cash and Cash Equivalents	$ 1,054	
$540.0 MM Revolver due 2013	$ -	L+175
Term Loan B due 2014	1,906	L+194
Term Loan C due 2015	972	L+194
Debt Discount	(102)	
Other Debt	80	
Total Debt (a)	$ 2,856	
Minority Interest (b)	86	
Total Book Equity (c)	1,270	
Book Capitalization (a) + (b) + (c)	$ 4,212	
Total Market Equity (d)	1,870	
Market Capitalization (a) + (b) + (d)	$ 4,812	
Liquidity (BB of $538 MM)	$ 1,592	

- IEP Adjusted EBITDA for the nine months of 2010 was $379 million, which was a $123 million improvement from the comparable prior year period.

- Revenues of $4.6 billion for the first nine months of 2010 compared to $4.0 billion for the first nine months of 2009. Resulting from recovery in OE Light Vehicle and Commercial markets, as well as continued solid performance in aftermarket.

- Strong liquidity position of over $1.6 billion, consisting of cash and revolver availability.
  - No near-term debt maturities with minimum amortization requirements.

- Covenants are minimally restrictive.

- Strong operating leverage driven by significant structural cost reductions.

14

(1) Financial data for 2008 is for the period 3/1/08 through 12/31/08, based on period when Icahn assumed majority ownership.
(2) Defined as Consolidated Adjusted EBITDA less Total Capital Expenditures.

Metals

Segment Overview

- Metals segment conducted through indirect wholly owned subsidiary, PSC Metals, Inc. ("PSC Metals")
  - PSC Metals collects industrial and obsolete scrap metal, processes it into reusable forms and supplies the recycled metals to its customers
    - Electric-arc furnace mills, integrated steel mills, foundries, secondary smelters and metals brokers
- Ferrous products include shredded, sheared and bundled scrap metal and other purchased scrap metal such as turnings (steel machining fragments), cast furnace iron and broken furnace iron
- Non-ferrous metals including aluminum, copper, brass, stainless steel and nickel- bearing metals
  - Nonferrous products are a significant raw material in the production of aluminum and copper alloys used in manufacturing




Financial Performance by Segment

Metals
($Millions)

Summary Operating Data:

	Fiscal Year Ended December 31,			Nine Months Ended,	
	2007	2008	2009	9/30/2009	9/30/2010
Total Revenues	$ 834	$ 1,243	$ 384	$ 273	$ 550
% Growth	NA	49%	-69%	NA	101%
Adjusted EBITDA	$ 47	$ 122	$ (23)	$ (20)	$ 20
% Margin	6%	10%	-6%	-7%	4%
Capital Expenditures	26	37	12	10	10
Free Cash Flow [(1)]	$ 21	$ 85	$ (35)	$ (30)	$ 10
% Margin	3%	7%	-9%	-11%	2%

Current Capitalization:

	9/30/2010 Balance	Rate
Cash and Cash Equivalents	$ 22	
Total Debt	$ 2	NA
Total Book Equity	$ 254	
Book Capitalization	$ 256	
Liquidity	$ 22	

- During the first nine months of 2010, steel mill capacity utilization rates were estimated at approximately 71%, which is approximately 23% higher than the corresponding prior year period.
- Adjusted EBITDA for the first nine months of 2010 was $20 million, which was a $40 million improvement from the comparable prior year period.
- No significant third party debt outstanding.
- Focused on improving feeder base, processing costs and growing our non-ferrous business.
- Significant consolidation opportunities to build density in existing markets and expand into adjacent markets, resulting in improvements in controllable scrap, higher capacity utilization and improved pricing position.

(1) Defined as Consolidated Adjusted EBITDA less Total Capital Expenditures.

Real Estate

Segment Overview

- IEP's real estate interests are focused in three areas:

  – Rental Real Estate

  – Real Estate Development

  – Resort Operations

- During Q3 2008, we invested $465 million of proceeds received from the sale of our gaming business to purchase two triple net leased properties in Atlanta and Dallas, which are occupied by a single-A rated Company

- Rental Real Estate operations consist primarily of retail, office and industrial properties leased to single-user corporate tenants

- Real Estate Development operations focus primarily on the construction and sale of single and multi family homes and planned communities. Real Estate Development also includes the former Fontainebleau property.

- Resort Operations includes the resorts that are included in both the New Seabury and Grand Harbor and Oak Harbor developments

  

Financial Performance by Segment

Real Estate
($Millions)

Summary Operating Data:

	Fiscal Year Ended December 31,			Nine Months Ended	
	2007	2008	2009	9/30/2009	9/30/2010
Total Revenues	$ 113	$ 103	$ 96	$ 71	$ 69
% Growth	*NA*	*-9%*	*-7%*	*NA*	*-3%*
Adjusted EBITDA	$ 30	$ 35	$ 49	$ 33	$ 29
% Margin	27%	34%	51%	46%	42%
Capital Expenditures	4	4	1	1	1
Free Cash Flow [1]	$ 26	$ 31	$ 48	$ 32	$ 28
% Margin	23%	30%	50%	45%	41%

Capitalization:

	9/30/2010	
	Balance	Rate
Cash and Cash Equivalents	$ 75	
Mortgages Payable due 2011- 2028	$ 111	5.0% -8.0%
Other Debt	1	
Total Debt	$ 112	
Total Book Equity	$ 765	
Book Capitalization	$ 877	
Liquidity	$ 75	

- Triple Net Lease portfolio generates approximately $47 million of adjusted EBITDA annually.

- In February 2010, Fontainebleau was acquired for $148 million and the property was secured at an annual cost between $10 and $15 million.

- Resorts/Development businesses are currently breakeven.

- We have suspended development activities given unfavorable market conditions and reduced carrying costs. We believe our development properties are well positioned to benefit from an economic recovery.

(1) Defined as Consolidated Adjusted EBITDA less Total Capital Expenditures.

Home Fashion

- Home Fashion operations are conducted through WestPoint International, Inc. ("WPI")

- WPI is a premier manufacturer and marketer of bed and bath home fashions
  - Manufactures, sources, distributes, markets and sells a broad range of home fashion consumer products
    - Bed, bath and bedding products, including sheets, towels, accessories, drapes and blankets

- Offers a broad assortment of products across multiple price points

- WPI continues to reduce operating costs by restructuring operations in the plants located in the US, increasing production within non-US facilities and JV operation and sourcing goods from lower cost overseas facilities
  - As of September 30, 2010, $163 million of WPI's assets were located outside the US, primarily in Bahrain

  

WPI is the #1 or #2 manufacturer and marketer of sheets and towels in US market

Financial Performance by Segment

Home Fashion
($Millions)

Summary Operating Data:

	Fiscal Year Ended December 31,			Nine Months Ended	
	2007	2008	2009	9/30/2009	9/30/2010
Total Revenues	$ 706	$ 438	$ 382	$ 270	$ 308
% Growth	*NA*	*-38%*	*-13%*	*NA*	*14%*
Consolidated Adjusted EBITDA:					
IEP Adjusted EBITDA	$ (55)	$ (22)	$ (13)	$ (12)	$ (13)
Non-Controlling Interests Adj.					
EBITDA	$ (18)	$ (13)	$ (7)	$ (7)	$ (7)
Consolidated Adjusted EBITDA	**$ (73)**	**$ (35)**	**$ (20)**	**$ (19)**	**$ (20)**
% Margin	*-10%*	*-8%*	*-5%*	*-7%*	*-6%*
Capital Expenditures	$ 30	$ 12	$ 2	$ 1	$ 2
Free Cash Flow [1]	$ (103)	$ (47)	$ (22)	$ (20)	$ (22)
% Margin	*-15%*	*-11%*	*-6%*	*-7%*	*-7%*

Capitalization:

	9/30/2010 Balance	Rate
Cash and Cash Equivalents	$ 23	
$250.0 MM Revolver due 2011	$ -	L +200
Total Debt (a)	$ -	
Total Book Equity (b)	$ 370	
Book Capitalization (a) + (b)	**$ 370**	
Liquidity (BB of $63 MM)	**$ 71**	

- Substantial improvement in operating performance over the past three years through focus on footprint actions, cost reductions and operating efficiencies.

- Net sales increasing but margins remain stressed due to higher freight and raw materials, principally cotton and goods sourced out of China.

- Evaluating business strategy relating to brands, direct-to-consumer sales, and bolt-on acquisitions.

20

(1)   Defined as Consolidated Adjusted EBITDA less Total Capital Expenditures.

Railcar

- Manufactures railcars, custom designed railcar parts and other industrial products, primarily aluminum and special alloy steel castings

- Major plants located in Marmaduke and Paragould, Arkansas

- Specializes in customized tank and hopper cars

- Railcar repair, maintenance and fleet management services

  

Financial Performance by Segment

Railcar
($Millions)

Summary Operating Data:

	Fiscal Year Ended December 31,			Nine Months Ended	
	2007	2008	2009	9/30/2009	9/30/2010
Total Revenues	$ 713	$ 821	$ 444	$ 348	$ 175
% Growth	*NA*	*15%*	*-46%*	*NA*	*-50%*
Consolidated Adjusted EBITDA:					
IEP Adjusted EBITDA	$ 48	$ 50	$ 36	$ 21	$ 2
Non-Controlling Interests Adj. EBITDA	42	40	30	18	1
Consolidated Adjusted EBITDA	$ 90	$ 90	$ 66	$ 39	$ 3
% Margin	*13%*	*11%*	*15%*	*11%*	*2%*
Capital Expenditures	59	52	15	13	5
Free Cash Flow [1]	$ 31	$ 38	$ 51	$ 26	$ (2)
% Margin	*4%*	*5%*	*11%*	*7%*	*-1%*

Capitalization:

	9/30/2010	
	Balance	Rate
Cash and Cash Equivalents	$ 311	
Senior Unsecured Notes due 2014	$ 275	7.50%
Total Debt (a)	$ 275	
Total Book Equity (b)	$ 315	
Book Capitalization (a) + (b)	$ 590	
Total Market Equity (c)	$ 334	
Market Capitalization (a) + (c)	$ 609	
Liquidity	$ 311	

- Car order backlog has almost tripled since December 31, 2009, to over 1,400 cars as of September 30, 2010. ARI shipped approximately 1,130 railcars in 2010 as compared to approximately 3,080 railcars in the corresponding period of 2009.

- Revenues from railcar services increased due to higher volumes at repair facilities and the utilization of ARI's railcar manufacturing facilities for railcar repair projects.

- In response to the industry-wide slowdown, the company has significantly reduced operating costs, resulting in minimal cash burn.

- Pursuing Joint Venture in India.

- Well positioned to benefit from economic recovery.

(1) Defined as Consolidated Adjusted EBITDA less Total Capital Expenditures.

Food Packaging

Segment Overview

- Worldwide leader in the production and sale of cellulosic, fibrous and plastic casings

- Operates seven manufacturing facilities and nine distribution centers throughout North America, Europe and South America

  – 68% of net revenue generated outside the U.S.

- Also manufactures heat-shrinkable plastic bags for the meat, poultry and cheese industry

  

Food Packaging
($Millions)

Summary Operating Data:

	Fiscal Year Ended December 31,			Nine Months Ended	
	2007	2008	2009	9/30/2009	9/30/2010
Total Revenues	$ 253	$ 290	$ 296	$ 223	$ 240
% Growth	NA	15%	2%	NA	8%
Consolidated Adjusted EBITDA:					
IEP Adjusted EBITDA	$ 17	$ 30	$ 40	$ 28	$ 29
Non-Controlling Interests Adj. EBITDA	7	7	15	11	11
Consolidated Adjusted EBITDA	$ 24	$ 37	$ 55	$ 39	$ 40
% Margin	10%	13%	19%	17%	17%
Capital Expenditures	9	13	24	17	10
Free Cash Flow [1]	$ 15	$ 25	$ 31	$ 22	$ 30
% Margin	6%	8%	11%	10%	13%

Capitalization:

	9/30/2010	
	Balance	Rate
Cash and Cash Equivalents	$ 85	
$25.0 M Revolver due 2011	$ -	L + 200
Capital Lease Obligations & Other	3	NA
Senior Secured Notes due 2018	214	9.875%
Total Debt (a)	$ 217	
Total Book Equity (b)	16	
Book Capitalization (a) + (b)	$ 233	
Total Market Equity [2] (c)	Private	
Liquidity (BB of $6.0 MM)	$ 91	

- Continuing improvements in operating performance were the result of high capacity utilization, increased efficiencies, and lower material and energy costs.

- Issued $175 million of 9.875% Senior Secured Notes in December 2009 and added $40 million aggregate principal amount in May 2010.

- Mature industry with possible consolidation and growth opportunities in emerging markets.

(1) Defined as Consolidated Adjusted EBITDA less Total Capital Expenditures.
(2) Traded thinly as a bulletin board stock.

Financial Overview

Liquidity Serves as a Competitive Advantage

($Millions)

- IEP has applied a disciplined fiscal investment approach with a commitment towards substantial liquidity

As adjusted 9/30/2010	Total Liquidity	
Liquid Assets:		
Hold Co. Cash & Cash Equivalents [1]	$	1,292
IEP Interest in Private Funds		2,482
Subsidiaries Cash & Cash Equivalents [2]		1,580
Total	**$**	**5,354**
Subsidiary Revolver Avaliability:		
Automotive	$	538
Home Fashion		63
Food Packaging		6
Subsidiary Revolver Availability	**$**	**607**
Total Liquidity	**$**	**5,961**

- The Company has maintained ample liquidity in order to execute investment decisions quickly without financing contingencies, thereby taking advantage of investment opportunities and growing shareholders' equity

- No material parent or subsidiary debt maturity until late 2013

(1) Includes Hold Co. liquid investments (excluding Investment Management) of $108 million.
(2) Includes subsidiaries liquid investments of $3 million for September 30, 2010.

As Adjusted Capitalization and Credit Statistics

	September 30, 2010	
	Actual	**As Adjusted** [1]
	($Millions)	
Liquid Assets:		
HoldCo Cash & Cash Equivalents [2]	$ 792	$ 1,292
HoldCo Investment in Private Funds	2,482	2,482
HoldCo Liquid Assets	**3,274**	**3,774**
Subsidiaries Cash & Cash Equivalents [3]	1,580	1,580
Total Liquid Assets	**$ 4,854**	**$ 5,354**
HoldCo Debt:		
8% Senior Unsecured Notes due 2018	1,142	1,432
7.75% Senior Unsecured Notes due 2016	845	1,055
Senior Unsecured Variable Rate Convertible Notes due 2013	556	556
Mortgages Payable due 2010 - 2028 [4]	71	71
HoldCo Debt	**$ 2,614**	**$ 3,114**
Subsidiary Debt [4]	3,352	3,352
Total Consolidated Debt (a)	**$ 5,966**	**$ 6,466**
Minority Interest (b)	$ 4,604	$ 4,604
Shareholders' Book Equity (c)	3,149	3,149
Total Book Capitalization (a) + (b) + (c)	**$ 13,719**	**$ 14,219**
Stockholders' Market Equity [5] (d)	3,110	3,110
Total Market Capitalization (a) + (b) + (d)	**$ 13,680**	**$ 14,180**
HoldCo Asset Value [6]	**$ 6,226**	**$ 6,726**
Credit Ratios:		
HoldCo Asset Value / HoldCo Debt	2.4x	2.2x
HoldCo Asset Value (Net of Cash) / HoldCo Net Debt	**3.0x**	**3.0x**
HoldCo Liquid Assets / HoldCo Debt	1.3x	1.2x

$6.0 billion of liquidity and $20 billion of total assets

Strong asset to net debt coverage of 3.0x

(1) All balances are adjusted for issuance of new tack-on Senior Notes and assume pro rata split of new Notes.

(2) Includes liquid investments (excluding Investment Management) of $108 million for September 30, 2010.

(3) Includes liquid investments of $3 million for September 30, 2010.

(4) Debt is non-recourse to Icahn Enterprises.

(5) Based on closing stock price of $36.70 for September 30, 2010. The number of units outstanding used for September 30, 2010 was 84,728,419.

(6) HoldCo Asset Value defined as market value of public subsidiaries, market value of Investment in Private Funds, net tangible book value of private subsidiaries, Holding Co. cash and cash equivalents and IEP liquid investments (excluding Investment Management).

Consolidated Financial Snapshot

($Millions)

	Fiscal Year Ended			Nine Months Ended	
	2007	2008 [1]	2009	9/30/2009	9/30/2010
Revenues:					
Investment Management	$ 588	$ (2,783)	$ 1,596	$ 1,575	$ 688
Automotive	-	5,727	5,397	3,976	4,644
Railcar	713	821	444	348	175
Food Packaging	253	290	296	223	240
Metals	834	1,243	384	273	550
Real Estate	113	103	96	71	69
Home Fashion	706	438	382	270	308
Holding Company	250	299	10	6	(43)
Total Revenues	$ 3,457	$ 6,138	$ 8,605	$ 6,742	$ 6,631
Adjusted EBITDA					
Investment Management	$ 172	$ (334)	$ 469	$ 460	$ 259
Automotive	-	478	376	256	379
Railcar	48	50	36	21	2
Food Packaging	17	30	40	28	29
Metals	47	122	(23)	(20)	20
Real Estate	30	35	49	33	29
Home Fashion	(55)	(22)	(13)	(12)	(13)
Holding Company	213	119	(12)	(5)	(17)
IEP Adjusted EBITDA	$ 472	$ 478	$ 922	$ 761	$ 688
Non-Controlling Interests Adjusted EBITDA	362	(2,312)	1,155	1,128	496
Consolidated Adjusted EBITDA	$ 834	$ (1,834)	$ 2,077	$ 1,889	$ 1,184
Capital Expenditures: [2]	128	393	229	188	194
Free Cash Flow [3]	$ 706	$ (2,227)	$ 1,848	$ 1,701	$ 990

(1) Automotive segment (Federal-Mogul) financial data is for the period 3/1/08 through 12/31/08, based on period when Icahn acquired majority ownership.
(2) Excludes the $465.0 million capital expenditures in September 2008 that represent re-investment of ACEP sale proceeds toward purchase of two triple net leased properties and excludes $115 million capital expenditures related to the purchase of former Fontainebleau property in first quarter of 2010.
(3) Defined as Consolidated Adjusted EBITDA less Total Capital Expenditures.

As Adjusted Consolidating Balance Sheet

September 30, 2010
($Millions)

	Investment Management	Automotive	Railcar	Food Packaging	Metals	Real Estate	Home Fashion	Holding Company	Consolidated
Total Assets:									
Operating Assets:									
Cash and Cash Equivalents:	$ 7	$ 1,054	$ 311	$ 85	$ 22	$ 75	$ 23	$ 1,184	$ 2,761
Cash at Partnerships and Restricted Cash	1,801	-	-	2	4	5	-	131	1,943
Investments	6,578	223	49	-	3	-	13	16	6,882
Accounts Receivable, Net	-	1,140	25	53	71	9	86	-	1,384
Inventories, Net	-	857	58	50	70	-	140	-	1,175
Operating Assets	8,386	3,274	443	190	170	89	262	1,331	14,145
Other Assets:									-
Property, Plant And Equipment, Net	-	1,782	186	102	104	708	130	3	3,015
Goodwill and Intangible Assets, Net	-	1,937	7	17	6	99	8	-	2,074
Other Assets	79	334	14	27	35	14	30	56	589
Other Assets	79	4,053	207	146	145	821	168	59	5,678
Total Assets	**$ 8,465**	**$ 7,327**	**$ 650**	**$ 336**	**$ 315**	**$ 910**	**$ 430**	**$ 1,390**	**19,823**
Total Liabilities and Equity:									-
Operating Liabilities:									-
Accounts Payable, Accrued and Other	$ 303	$ 1,938	$ 54	$ 60	$ 57	$ 33	$ 60	$ 181	$ 2,686
Securities Sold at Fair Value	887	-	-	-	-	-	-	-	887
Due To Brokers	803	-	-	-	-	-	-	-	803
Operating Liabilities	1,993	1,938	54	60	57	33	60	181	4,376
Long Term Liabilities:									-
Postemployment Benefit Liability	-	1,177	6	43	2	-	-	-	1,228
Debt	-	2,817	275	217	2	112	-	3,043	6,466
Long Term Liabilities	-	3,994	281	260	4	112	-	3,043	7,694
Total Liabilities	1,993	5,932	335	320	61	145	60	3,224	12,070
Equity to Non-Controlling Interests	3,991	394	144	7	-	-	44	24	4,604
Equity Attributable to Icahn Enterprises	2,481	1,001	171	9	254	765	326	(1,858)	3,149
Total Liabilities and Equity	**8,465**	**7,327**	**650**	**336**	**315**	**910**	**430**	**1,390**	**19,823**

Summary

Investment Considerations

Significant Asset Value

Strong Liquidity Position

Extensive Track Record of Enhancing Value

Proven Investment Team

Significant Investment Realization

Diversified Operating Subsidiaries